UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Financial Results for the Year Ended December 31, 2019

Operational progress, positioned for clinical milestones in oncology and rare diseases

London and Redwood City, Calif., June 16, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announces financial results for the 12 months ended December 31, 2019.

“We are very pleased with the substantial operational progress we have made throughout 2019 and particularly, over the past several months,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “We announced earlier this month that we have taken the strategic decision to focus on advancing etigilimab, (an “Anti-TIGIT”) for the treatment of solid tumors, alongside our rare disease portfolio including setrusumab for osteogenesis imperfecta, which we plan to partner prior to the initiation of a pivotal Phase 3 study, and alvelestat for alpha-1 antitrypsin deficiency which is in an ongoing Phase 2 proof-of-concept study. Coupled with the completion of a $70 million financing earlier this month, we believe we are entering a transformational period for Mereo and are extremely well positioned to execute on our strategy.”

2019 and Recent Financial Highlights

•

Cash resources ¹ of £16.3 million as at December 31, 2019 (December 31, 2018 £27.5 million). Since the year end, Mereo has raised £60.8 million in Private Placements, £3.8 million from a convertible equity financing and £3.2 million from licensing

•	Loss after tax for the 12-month period of £35.3 million (2018: £32.0 million) or 39 pence per ordinary share (2018: 45pence per ordinary share)

•	Net cash used in operating activities for the year ended December 31, 2019 of £45.9 million (full year 2018: £23.1 million).

¹	Cash resources is defined as the aggregate of cash and short-term deposits and short-term investments

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com

An electronic copy of Mereo’s annual report and accounts will be made available today on the Company’s website www.mereobiopharma.com . In addition, a copy of the Form 20-F has been filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this communication are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F and other documents filed from time to time by the Company with the United States Securities and Exchange Commission and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with oncology and rare diseases. Mereo’s strategy is to selectively acquire product candidates for oncology and rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead oncology product candidate, etigilimab, an anti-TIGIT, has completed a Phase 1a and Phase 1b for a range of solid tumor types and the second product candidate, navicixizumab, for ovarian cancer has been licensed to Oncologie Inc. for up to $300M in milestone payments. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”) and a pivotal Phase 3 study design in paediatrics has been agreed with the FDA and EMA. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo plans to form a strategic partnership for setrusumab prior to initiation of the paediatric pivotal study

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

CHAIRMAN AND CEO’S STATEMENT

Introduction

The Group’s strategy continues to be to build a portfolio of oncology and rare disease products acquired from pharmaceutical and large biotechnology companies and to selectively partner or potentially develop these through regulatory approval and subsequent commercialization.

During the year, we completed our acquisition of OncoMed, became a US listed company and acquired two clinical stage oncology programs, etigilimab (an “Anti-TIGIT”) and navicixizumab (or “Navi”). Successful integration of OncoMed has allowed us to broaden our asset base and significantly strengthen our cash position, enabling us to progress beyond our key clinical milestones. We have also gained the skills and expertise of an operational base in the U.S. including highly relevant regulatory expertise. Our current portfolio consists of six clinical-stage product candidates. Etigilimab represents an attractive investment opportunity for the Company given the recent developments with other Anti-TIGIT programs. In January 2020, we announced that we had signed a global licensing deal with Oncologie, Inc. on our second oncology program, navicixizumab, for ovarian cancer. Our rare disease and orphan drug product candidates, setrusumab for the treatment of OI and alvelestat for the treatment of severe AATD, represent attractive development opportunities for us. We plan to partner setrusumab prior to initiation of the pivotal study and subsequent commercialization. Prior to our acquisition of OncoMed, each of our rare disease product candidates had generated positive clinical data for their respective target indications or for a related indication.

During the year, we made significant progress across our product development programs both in terms of clinical development and regulatory strategy. On November 11, 2019, we reported 12-month top-line data from our Phase 2b dose-ranging clinical trial for setrusumab in adults with Type I, III or IV OI. The study enrolled 112 patients in the U.S. and Europe and randomized patients originally to one of four different blinded monthly dosing regimens of setrusumab: high, medium, low and placebo. The study was subsequently revised to convert the placebo arm into an open-label arm where patients received the high dose regimen of setrusumab. The data demonstrated setrusumab to have a dose-dependent bone-building activity measured by well-established bone density scans (“DXA scans”). In the high dose arm, we also saw fewer fractures than in the medium or the low dose arms. Setrusumab was demonstrated to be safe and well-tolerated in the patients participating in the Phase 2b adult study, as well as by the 83 subjects across the four Phase 1/2 setrusumab studies completed to date.

After the end of the year, on January 14, 2020, we reported additional positive data from our Phase 2b dose-ranging clinical trial. Setrusumab demonstrated a dose dependent increase in bone strength stiffness and failure load at the radius as measured by Finite Element Analysis (“FEA”). This was a second prespecified primary end point and reached statistical significance in the high dose cohort but not in the medium and low dose cohorts. These FEA data are consistent with an effect of setrusumab at the high dose improving radius bone strength as evidenced by a better ability to resist experimental deformation and improved failure load.

We announced a successful end of Phase Type B meeting on navicixizumab in July 2019 during which we agreed the outline of a Phase 2 registrational study for ovarian cancer and an accelerated approval pathway. Navicixizumab was also granted fast-track designation in the second half of 2019.

In February 2020, we completed a £3.8m million convertible equity financing with Novartis Pharma AG (“Novartis”). Also in February we completed two Securities Purchase Agreements with Boxer Capital of Tavistock Group, and Aspire Capital Fund LLC (“Aspire”) which raised a total of $6 million before expenses. The Agreement with Aspire included the ability to issue up to an additional $25 million of American Depositary Shares over a three-year period.

On February 28, 2020, we announced the successful completion of a Type B End-of-Phase 2 meeting with the U.S. FDA to discuss the development of setrusumab for the treatment of children with OI. Following the review of the data from the Phase 2b study with setrusumab in adults with OI, and the design for our proposed Phase 3 study in children with OI, the U.S. FDA agreed on the design of a Phase 3 pediatric study in OI to be completed prior to the submission of a potential BLA in the U.S. This is in line with our proposed pivotal pediatric study design, which has already been agreed to in principle with the EMA in August 2018.

On June 4, 2020, we announced the completion of a private placement of $70 million (£56 million) (the “Fundraising”) before commission and expenses with a number of new and existing principally U.S based institutional and accredited investors. OrbiMed led the Fundraising with participants including Vivo Capital, Surveyor Capital (a Citadel company), Pontifax Venture Capital, Samsara BioCapital, Commodore Capital, and funds managed by Janus Henderson Investors alongside existing investors Boxer Capital of Tavistock Group and Aspire.

Update on impact of COVID-19

Coronavirus disease 2019 (“COVID-19”) is an infectious respiratory disease that was first identified in 2019 in Wuhan, China and has since spread globally. The impact COVID-19 is evolving rapidly and its future effects are uncertain.

We are actively monitoring how the effects and risks of COVID-19 impact our day-to-day operations, including our ongoing clinical trial activities:

•

Our current activities on setrusumab for potential treatment of OI are focussed on completion of the ASTEROID Phase 2b extension study in adults with OI and preparations for the Phase 3 pediatric trial, which subject to partnering, we intend to start in the second half of 2020. We currently expect no change to this timeline. Our Phase 2b ASTEROID study in OI is fully recruited with topline results, as discussed above, previously announced in November 2019. Patients who enrolled in this study are in a one-year follow up post treatment extension phase.

•

Our Phase 2 alvelestat trial recruits individuals with alpha-1 antitrypsin deficiency-related lung disease, who are potentially at greater risk from COVID-19 exposure. As a result, and as we announced in March 2020, recruitment into our Phase 2 alpta-1 antitrypsin study will be delayed, with topline data now expected in the second half of 2021.

As a business, we have taken necessary measures across our sites in the U.K. and U.S. to ensure that our employees and other key stakeholders best adhere to the advice set out by the relevant authorities. Such measures have included the introduction of remote working arrangements, reduced face to face contact by encouraging the use of teleconferencing, a ban on domestic and international travel as well as other measures considered necessary by our recently formed COVID-19 committee which is responsible for business continuity planning during this challenging time.

Organizational change

On March 27, 2020, we announced that Michael Wyzga who currently serves as a Non-Executive Director, will become the Interim Chief Financial Officer following the announced departure of Richard Jones, the Company’s current Chief Financial Officer (“CFO”). Richard Jones will remain in his position as CFO for a transitionary period of up to five months from March 2020.

Michael Wyzga previously served as President and Chief Executive Officer and a member of the Board of Directors of Radius Health, Inc. Prior to that he served in various senior management positions at Genzyme Corporation, including as CFO from July 1999 until November 2011. Following completion of the Fundraising, we now intend to commence a search for a permanent CFO.

Business overview

Oncology Disease Product Candidates

•

Etigilimab (OMP-313M32): Etigilimab is an antibody against TIGIT (T-cell immunoreceptor with Ig and ITIM domains). TIGIT is a next generation checkpoint receptor shown to block T-cell activation and the body’s natural anti-cancer immune response. Etigilimab is an IgG1 monoclonal antibody which binds to the human TIGIT receptor on immune cells with a goal of improving the activation and effectiveness of T-cell and NK cell anti-tumor activity. Mereo completed a Phase 1a dose escalation clinical trial with etigilimab in patients with advanced solid tumors and enrolled patients in a Phase 1b study in combination with nivolumab in selected tumor types.

23 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg Q2W. Tumor types included colorectal cancer, endometrial cancer, pancreatic cancer and other tumor types. No dose limiting toxicities were observed. In the Phase 1b combination study, a total of ten patients, nine of whom had progressed on prior anti-PD1/PD-L1 therapies were enrolled at doses of 3, 10, and 20 mg/kg. Tumor types included gastric cancer and six other tumor types. Eight patients were evaluable for tumor growth assessment, and all of these patients had progressed on PD1/PD-L1 therapies with best responses including two patients with a partial response and stable disease. Patients remained on study for up to 224 days. No dose limiting toxicities (DLTs) were observed.

The only treatment-related adverse event in the Phase 1a portion of the study with an incidence rate greater than 20 per cent. was rash (35 per cent.), and the most common treatment-related adverse events in the Phase 1b portion of the study were rash (40 per cent.), fatigue (30 per cent.) and pruritus (20 per cent.) There was only one treatment-related serious adverse event in the Phase 1a portion (autoimmune hepatitis) and there were no treatment-related serious adverse events in the Phase 1b portion of the study. The Phase 1b study has now completed.

The etigilimab program was previously subject to an exclusive license option with Celgene Corporation (“Celgene”) as part of a collaboration agreement from 2013 with OncoMed (“the Collaboration Agreement”). In June 2019, we announced that Celgene had notified OncoMed that Celgene had decided, in light of strategic product portfolio considerations, not to exercise its option to license etigilimab. The Collaboration Agreement was terminated with respect to etigilimab effective on October 11, 2019. As a result, we have worldwide rights to the etigilimab program.

•

Navicixizumab (OMP-305B83): Navi is a bispecific antibody that inhibits delta-like ligand 4 (DLL4) and vascular endothelial growth factor VEGF). We acquired this therapeutic product in the merger with OncoMed. This antibody is intended to have anti-angiogenic and anticancer stem cell activity. In a Phase 1a clinical trial, Navi demonstrated single agent activity. Following this we conducted a Phase 1b clinical trial in ovarian cancer, in combination with paclitaxel, in platinum-resistant ovarian cancer. A successful FDA Type B meeting was held in July 2019 and the potential for accelerated approval was discussed. Navicixizumab has also been granted Fast Track Approval by the FDA. In January 2020 we completed a global license agreement with Oncologie, Inc. (“Oncologie”) for the further development and commercialization of Navi.

Rare Disease Product Candidates

•

Setrusumab (BPS-804): Setrusumab is a novel antibody we are developing as a treatment for OI, a rare genetic disease that results in bones that can break easily and is commonly known as brittle bone disease. OI is a debilitating orphan disease for which there are no treatments approved by the FDA or EMA. It is estimated that OI affects a minimum of 25,000 people in the United States and approximately 32,000 people in Germany, Spain, France, Italy, and the United Kingdom. Setrusumab is designed to inhibit sclerostin, a protein that inhibits the activity of bone-forming cells. We believe setrusumab’s mechanism of action is well suited for the treatment of OI and has the potential to become a novel treatment option for patients that could reduce fractures and improve patient quality of life.

In 2016, we obtained orphan drug designation in OI for setrusumab in the United States and the EU and, in November 2017, it was accepted into the Priority Medicines scheme (“PRIME”) of the EMA. Prior to our acquisition of setrusumab, Novartis conducted four clinical trials in 106 patients and healthy volunteers. A Phase 2 clinical trial of setrusumab in OI showed statistically significant improvements in bone formation biomarkers and bone mineral density. In April 2017, we initiated a Phase 2b clinical trial for setrusumab in adults in the United States, Europe and Canada. The trial is randomized with three blinded arms at high, medium and low doses to establish the dose response curve and an open label arm at the top dose. We reported top-line data on the three blinded dose ranging arms in November 2019 with the results supporting progression of setrusumab into a pediatric pivotal study in OI.

Following the completion of the dosing part of the study, patients are continuing to be followed for a further twelve months to examine the off-effects of setrusumab. We have also agreed on a PIP for setrusumab with the EMA and in February 2020, we announced the successful completion of a Type B End-of-Phase 2 meeting with the FDA to discuss the development of setrusumab for the treatment of children with OI in the United States. We intend to partner setrusumab prior to conducting a pivotal trial of setrusumab in children with severe OI to begin in late 2020, with fracture rate as the primary endpoint. We believe that the results from this trial, if favorable, will be sufficient to support the submission of an MAA to the EMA for setrusumab for the treatment of children with severe OI and a CMA for the treatment of OI in adults in the EU.

•

Alvelestat (MPH-966): Alvelestat is a novel, oral small molecule we are developing for the treatment of severe AATD, a potentially life-threatening, rare, genetic condition caused by a lack of effective alpha-1 antitrypsin (“AAT”), a protein that protects the lungs from enzymatic degradation. This degradation leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. There are an estimated 50,000 patients in North America and 60,000 patients in Europe with severe AATD. Alvelestat is designed to inhibit NE, a neutrophil protease, which is a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect AATD patients from further lung damage.

Prior to our license of alvelestat, AstraZeneca conducted 12 clinical trials involving 1,776 subjects, including trials in bronchiectasis and CF. Although these trials were conducted in diseases other than AATD, we believe the data demonstrated potential clinical benefit and biomarker evidence of treatment effect for AATD patients. We have initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and as previously announced, expect to report top-line data from this trial in the second half of 2021.

Other Product Candidates for Partnering

Our portfolio of non-oncology/non-rare disease products consists of the following product candidates:

•

Acumapimod (BCT-197): Acumapimod is a p38 MAP kinase inhibitor we are developing as an oral first-line acute therapy for patients with AECOPD. COPD is a non-fully-reversible, progressive lung disease in which inflammation plays a central role. There are an estimated 16 million people in the United States diagnosed with COPD. Of all hospital admissions in the United States related to COPD, approximately 63 per cent. are for AECOPD patients. We believe acumapimod offers a potential new treatment for controlling inflammation by targeting pathways that drive the pathological mechanism behind AECOPD.

Since there are currently no approved therapies in the United States or the EU to treat AECOPD, we believe that there is significant medical need for a drug which is disease-modifying. We believe acumapimod could potentially prevent AECOPD instead of just treating the symptoms and has the potential to improve quality of life, slow the progression of the disease, and significantly reduce direct healthcare costs.

Prior to our acquisition of acumapimod, Novartis conducted five clinical trials in 459 patients and healthy volunteers, including a Phase 2a trial in AECOPD patients that showed a clinically meaningful improvement in lung function at the highest dose.

We conducted a Phase 2 dose-ranging clinical trial for acumapimod in 282 patients with AECOPD to explore two different dosing regimens on top of standard of care, which included steroids, antibiotics, and bronchodilators. Both dosing regimens showed a statistically significant change in FEV1 from baseline to Day 7, meeting the trial’s primary endpoint on an intent-to-treat patient population basis. In addition, dose-dependent, statistically significant reductions in hsCRP and fibrinogen were shown with treatment with acumapimod, with hsCRP remaining suppressed through the 26-week observation period. Treatment with acumapimod also showed a statistically significant reduction in the number of COPD exacerbations that required hospitalization. Consistent with these results, there was a significant reduction in the use of corticosteroid and antibiotics in the follow-up portion of the study. In addition, acumapimod was reported to be safe and well tolerated. Based on these results, we intend to explore strategic options with third parties for the further development of acumapimod.

In addition, in April 2019, we announced a successful end of Phase 2 meeting with the FDA regarding acumapimod. In the meeting, we and the FDA agreed on a development plan for acumapimod. In September 2019, we had a positive SAWP meeting with the EMA.

•

Leflutrozole (BGS-649): Leflutrozole is a once-weekly oral therapy we are developing for the treatment of HH in obese men. HH is a clinical syndrome that results from inadequate levels of testosterone. Based on WHO estimates and scientific data, we estimate there are approximately seven million cases of HH in obese men in the United States. In these men, a decline in testosterone is exacerbated by high levels of the aromatase enzyme, which is present in fat tissue and leads to a reduction in testosterone. Leflutrozole is designed to inhibit the aromatase enzyme and is being developed to restore normal levels of testosterone without causing excessively high testosterone levels or reducing the levels of LH or FSH. Both LH and FSH play key roles in sperm formation and LH plays a key role in endogenous testosterone formation. In contrast to current therapies for HH, which involve the exogenous administration of testosterone and lead to further down regulation of LH and FSH, we believe that leflutrozole, by preserving sperm formation through LH and FSH production, may present a benefit to patients.

Prior to our acquisition of leflutrozole, Novartis conducted seven clinical trials exposing 131 patients and healthy volunteers to leflutrozole, including a Phase 2 proof-of-concept trial for HH in obese men in which leflutrozole normalized testosterone levels in all patients and demonstrated an increase in LH and FSH levels.

In March 2018, we reported top-line data from our completed Phase 2b dose-ranging clinical trial of leflutrozole for the treatment of HH in obese men. The trial enrolled 271 patients who were administered placebo or one of three doses of leflutrozole. The trial met our primary endpoint of normalizing testosterone levels in at least 75 per cent. of subjects after 24 weeks of treatment and all of the secondary endpoints, including normalizing testosterone in at least

90 per cent. of patients after 24 weeks of treatment at the two highest doses and improvement in LH and FSH levels at all three doses. Leflutrozole was reported to be well-tolerated in the trial. A subset of 143 patients entered into a six-month safety extension study. Following the positive result of the safety extension study for leflutrozole, we convened an advisory board meeting and concluded that the future development of leflutrozole should focus on male infertility. We intend to explore strategic options with third parties for the further development of leflutrozole.

New product opportunities

To support our aim of becoming a leading oncology and rare disease company, we continue to seek and review new product opportunities to expand and grow our portfolio in oncology and rare diseases. There continues to be a good number of opportunities arising from large pharma and biotechnology companies as they continue to reappraise development pipelines on an ongoing basis to allow them to focus on a smaller number of strategically targeted therapeutic areas.

Future outlook

With the closing of the Fundraising with a very high-quality group of institutional and accredited investors in June 2020 and the evolution of our strategy to focus on oncology and rare diseases, 2020 is set to be an important year for the Company. We expect to initiate our phase 1b for etigilimab in a number of solid tumors, to continue to enrol the Phase 2 study for alvelestat in AATD patients and to report on the Phase 2b adult extension study for setrusumab in adults with OI.

TIGIT blockade in combination with anti-PD1/PD-L1 antibodies has recently been highlighted as a potential next generation immunology target for the treatment of patients with advanced solid malignancies. We are excited to move our program forward on the back of our Phase 1a mono therapy and Phase 1b combination data.

Setrusumab for OI is now Phase 3 ready as a result of the successful end of Phase 2b meeting with the FDA and the approval of a Paediatric Investigational Plan (“PIP”) by the EMA. We plan to initiate the Phase 3 study in children with OI once we have secured a strategic partnership for this program which may include regional partnerships or a global licensing deal.

Following the partnership with Oncologie for Navi, we continue to focus on partnering opportunities for our other product candidates (non-oncology/non-rare disease) acumapimod and leflutrozole.

Finally, we are now funded into early 2022 providing the Company sufficient balance sheet strength and runway to deliver on our clinical and business development milestones.

Dr. Peter Fellner	Dr. Denise Scots-Knight
Chairman	Chief Executive Officer

June 15, 2020	June 15,2020

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

for the years ended December 31, 2017, 2018 and 2019

		Year ended December 31,
	Notes
		2017 (in £ ’000)	2018 (in £ ’000)	2019 (in £ ’000)
Research and development expenses		(34,607)	(22,703)	(23,608)
Administrative expenses		(10,697)	(11,775)	(15,909)

Operating loss		(45,304)	(34,478)	(39,517)
Net income recognized on acquisition of subsidiary	5	—	—	1,035
Finance income		827	307	377
Finance charge		(1,090)	(3,091)	(3,496)
Net foreign exchange (loss)/gain		(1,384)	(44)	483

Loss before tax	7	(46,951)	(37,306)	(41,118)
Taxation	8	8,152	5,277	6,274

Loss attributable to equity holders of the parent		(38,799)	(32,029)	(34,844)
Other comprehensive income – items that may be reclassified to profit or loss
Net fair value gain/(loss) on investments in debt instruments held at fair value		—	—	—
Exchange differences on translation of foreign operations		—	—	(499)

Other comprehensive income, net of tax		—	—	(499)

Total comprehensive loss attributable to equity holders of the parent		(38,799)	(32,029)	(35,343)

Basic and diluted loss per share	9	(0.56)	(0.45)	(0.39)

CONSOLIDATED BALANCE SHEET

as at December 31, 2018 and 2019

		Year Ended December 31,
	Notes	2018 (in £’000)	2019 (in £ ’000)
Assets
Non-current assets
Property, plant and equipment		149	11,558
Intangible assets		32,632	44,456
		32,781	56,014
Current assets
Prepayments		1,067	2,111
R&D tax credits		5,277	10,426
Other taxes recoverable		—	979
Other receivables		609	572
Short-term investments		2,500	—
Cash and short-term deposits		25,042	16,347
		34,495	30,435
Total assets		67,276	86,449

Equity and liabilities
Equity
Issued capital	10	214	294
Share premium		118,492	121,684
Other capital reserves		18,593	59,147
Employee Benefit Trust shares		(307)	(1,305)
Other reserves		7,000	7,000
Accumulated loss		(111,221)	(146,065)
Translation reserve		—	(499)

Total equity		32,771	40,256

Non-current liabilities
Provisions		2,641	1,449
Interest-bearing loans and borrowings	11	14,647	5,373
Warrant liability	12	1,006	131
Other liabilities	13	34	44
Lease liability	4	—	9,318
		18,328	16,315
Current liabilities
Trade and other payables		4,570	6,352
Accruals		4,437	5,138
Provisions		332	309
Interest-bearing loans and borrowings	11	6,838	15,139
Contingent consideration liability		—	354
Lease liability	4	—	2,586
		16,177	29,878

Total liabilities		34,505	46,193

Total equity and liabilities		67,276	86,449

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2017, 2018 and 2019

		Year ended December 31,
	Notes	2017 (in £ ’000)	2018 (in £’000)	2019 (in £ ’000)
Operating activities
Loss before tax		(46,951)	(37,306)	(41,118)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment		36	39	1,577
Share-based payment expense		3,652	2,190	1,636
Net foreign exchange loss/(gain)		1,384	44	(483)
Provision for social security contributions on employee share options		1,116	(1,446)	(738)
Provision for deferred cash consideration		—	443	221
Interest earned		(827)	(307)	(377)
Finance charges		1,090	1,916	3,731
Modification gain on bank loan		—	—	(456)
Modification loss on bank loan		—	730	—
Gain on bargain purchase	5	—	—	(3,681)
Fair value remeasurement on contingent consideration		—	—	354
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(840)	804	(936)
Increase/(decrease) in trade and other payables		3,860	1,602	(6,730)
Tax received	8	5,331	8,152	1,069

Net cash flows (used in) operating activities		(32,149)	(23,139)	(45,931)

Investing activities
Cash acquired from acquisition	5	—	—	10,074
Purchase of property, plant and equipment		(16)	(36)	(21)
Disposal of property, plant and equipment		—	2	—
Purchase of license		(2,280)	—	—
(Investments)/proceeds from sale of short-term investments		(2,500)	—	32,865
Interest earned		1,052	286	377

Net cash flows (used in)/from investing activities		(3,744)	252	43,295

Financing activities
Proceeds from issue of ordinary shares		15,000	273	—
Transaction costs on issue of shares		(730)	(8)	(761)
Proceeds from issue of bank loan		20,000	455	—
Transaction costs on bank loan		(200)	(921)	—
Interest paid on bank loan		(327)	(1,645)	(1,739)
Proceeds from TAP agreement		—	78	—
Purchase of treasury shares		—	(307)	(998)
Payment of lease liabilities	4	—	—	(2,212)

Net cash flows from/ (used in) financing activities		33,743	(2,075)	(5,710)

Net (decrease) in cash and cash equivalents		(2,150)	(24,962)	(8,346)
Cash and cash equivalents at January 1		53,578	50,045	25,042
Effect of exchange rate changes on cash and cash equivalents		(1,383)	(41)	(349)

Cash and cash equivalents at December 31		50,045	25,042	16,347

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2017, 2018 and 2019

	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust	Other reserves	Accum- ulated losses	Translation reserve	Total equity
				(in £’000)
At December 31, 2016	193	99,975	12,666	—	7,000	(40,579)	—	79,255

Loss for the year to December 31, 2017	—	—	—	—	—	(38,799)	—	(38,799)
Share-based payments – share options (Note 26)	—	—	3,028	—	—	—	—	3,028
Share-based payments – LTIPs (Note 26)	—	—	298	—	—	—	—	298
Share-based payments – deferred bonus shares (Note 26)	—	—	326	—	—	—	—	326
Share-based payments – deferred equity consideration (Note 26)	—	—	1,331	—	—	—	—	1,331
Issue of share capital on April 4, 2017 (Note 18)	15	14,985	—	—	—	—	—	15,000
Issue of share capital on conversion of loan note (Note 18)	2	1,397	—	—	—	—	—	1,399
Issue of share capital for Novartis bonus shares (Note 18)	2	1,081	(1,083)	—	—	—	—	—
Equity element of convertible loan (Note 19)	—	—	(207)	—	—	—	—	(207)
Conversion of convertible loan (Note 19)	—	—	—	—	—	62	—	62
Issue of share capital on October 31, 2017 (Note 18)	1	1,519	—	—	—	—	—	1,520
Transaction costs on issuance of share capital (Note 18)	—	(730)	—	—	—	—	—	(730)

At December 31, 2017	213	118,227	16,359	—	7,000	(79,316)	—	62,483

Loss for the year to December 31, 2018	—	—	—	—	—	(32,029)	—	(32,029)
Adoption of IFRS 9 (Note 4)	—	—	—	—	—	124	—	124
Share-based payments – share options (Note 26)	—	—	1,871	—	—	—	—	1,871
Share-based payments – LTIPs (Note 26)	—	—	319	—	—	—	—	319
Issue of share capital on June 1, 2018 (Note 18)	—	150	—	—	—	—	—	150
Issue of share capital on August 3, 2018 on exercise of options (Note 18)	—	13	—	—	—	—	—	13
Issue of share capital on October 22, 2018 on exercise of options (Note 18)	1	110	—	—	—	—	—	111
Issue of warrants for TAP agreement (Note 18)	—	—	44	—	—	—	—	44
Transaction costs on issuance of share capital (Note 18)	—	(8)	—	—	—	—	—	(8)
Purchase of treasury shares (Note 28)	—	—	—	(307)	—	—	—	(307)

At December 31, 2018	214	118,492	18,593	(307)	7,000	(111,221)	—	32,771

Loss for the year to December 31, 2019	—	—	—	—	—	(34,844)	—	(34,844)
Currency translation of foreign operations	—	—	—	—	—	—	(499)	(499)
Net fair value gain/(loss) on investments in debt instruments held at fair value (Note 25)	—	—	—	—	—	—	—	—
– share options (Note 26)	—	—	1,543	—	—	—	—	1,543
Share-based payments – LTIPs (Note 26)	—	—	93	—	—	—	—	93
Issue of share capital on April 23, 2019 (Note 18)	74	—	40,818	—	—	—	—	40,892
Transaction costs related to issuance of share capital on April 23, (Note 18)	—	(761)	—	—	—	—	—	(761)
Issue of share capital on conversion of loan note (Note 18)	3	2,366	—	—	—	—	—	2,369
Issue of share capital on Novartis bonus shares (Note 18)	3	1,587	(1,590)	—	—	—	—	—
Equity element of convertible loan note (Note 18)	—	—	(310)	—	—	—	—	(310)
Purchase of treasury shares (Note 28)	—	—	—	(998)	—	—	—	(998)

At December 31, 2019	294	121,684	59,147	(1,305)	7,000	(146,065)	(499)	40,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information

Mereo BioPharma Group plc (the “Company”) is a clinical-stage, U.K.-based biopharmaceutical company focused on oncology and rare diseases.

The Company is a public limited company incorporated and domiciled in the U.K., and registered in England, with our shares publicly traded on the Alternative Investment Market of the London Stock Exchange under the ticker symbol MPH. The Company is also listed on the Nasdaq Global Market via American Depositary Shares (“ADSs”) under the ticker symbol MREO. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.

The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2019 were authorized for issue in accordance with a resolution of the Directors on June 14, 2020. The principal activities of the Group is the research and development of novel pharmaceutical products.

On April 23, 2019, the Group completed the acquisition of OncoMed Pharmaceuticals, Inc. (“OncoMed”), a company which is based in California and was previously a public company listed on the Nasdaq Global Market in the U.S.

2.	Significant accounting policies

2.1	Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the E.U. and in accordance with the Companies Act 2006.

The financial statements are presented in pound sterling (“£’000”), which is the functional and presentational currency of the Group. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units, unless otherwise stated.

2.2 Revision of previously issued financial statements

During 2019, we identified a classification error in our statement of comprehensive loss for the year ended December 31, 2018 related to loan modification expense. In correcting the error, administrative expenses reduced by £0.7 million and finance charges increased by an equivalent amount. There was no impact on net loss. We evaluated the materiality of the error quantitatively and qualitatively and concluded it was not material to our previously issued Consolidated Financial Statements as a whole for the year ended and as of December 31, 2018.

2.3 Basis of consolidation

The consolidated financial information comprises the financial statements of Mereo BioPharma Group plc and its subsidiaries as at December 31, 2019. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Group.

The Company has an employee share trust to facilitate share transactions pursuant to employee share schemes. Although the trust is a separate legal entity from the Group, it is consolidated into the Group’s results in accordance with the IFRS 10 rules on special purpose vehicles. The Company is deemed to control the trust principally because the trust cannot operate without the funding the Group provides.

2.4 Segmental information

Management views the Group as a single portfolio of product candidates. Only research and development expenses are monitored at a product candidate level, however the Chief Operating Decision Maker (“CODM”) makes decisions over resource allocation at an overall portfolio level. The Group’s financing is managed and monitored on a consolidated basis.

Following the acquisition of OncoMed during the year, non-current assets held by the Group are located in the United Kingdom and United States. As at December 31, 2019, approximately £22.4 million of non-current assets are located in the United States.

The Group’s CODM is the executive leadership team which is comprised of several individuals including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). The executive leadership team is responsible for managing the operating results of the business.

The operations of the Group are mostly influenced by the timing of progression on underlying clinical development programmes across product candidates which remain under development.

2.5 Going concern

As at May 31, 2020 the group had total cash resources ¹£10.1 million. Taken together with the private placement which completed on June 3, 2020 and which raised net proceeds of approximately £51.7 million, the group has current total cash resources of £61.8 million.

The Directors have prepared detailed cashflow forecasts for the 30-month period to December 31, 2022 based on the delivering the business plan objectives set out in the strategic report which include:

•	Completion of the adult Phase 2b extension study for setrusumab

•	Completion of the current Phase 2 study for alvelestat

•	Commencement later in 2020 of a new Phase 1b study for etiligimab

These forecasts indicate that the group has a total cash runway into 2022 and will have sufficient funds to meet its liabilities as they fall due for at least the next 12 months.

In preparing these forecasts the directors have considered the impact of COVID-19 and in particular the unprecedented burden on health systems in impacted countries around the world. As a result, clinical centres have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s setrusumab clinical development program for osteogenesis imperfecta (OI) and its Phase 2 alvelestat program for patients with alpha-1 antitrypsin deficiency (AATD), the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in 2021. Subject to a partnership, we are also currently planning to initiate a Phase 3 study in children with OI in late 2020, however, the initiation of the study may also be delayed.

In addition, the Directors have considered a downside scenario involving an increase in operating overheads, an increase in the costs of setting up and running the planned Phase 1b study for etiligimab when this study is contracted out to third parties and increased investment in manufacturing development costs for setrusumab. In addition, In this scenario the forecasts also indicate that the group will have sufficient funds to meet its liabilities as they fall due for at least the next 12 months.

In both scenarios the Directors have not taken into account potential income from partnering one or more of its assets which would increase the cash resources available to the company.

In conclusion, although the Group continues to make losses, the directors believe it is appropriate to prepare the financial information on the going concern basis. This is because the Group’s development into new products continues to progress according to plan and the funding secured to date, together with the funds that have come into the Group since the year end (as described more fully in Note 14) will allow it to meet its liabilities as they fall due for at least 12 months from the date of authorization for the issue of these consolidated financial statements.

¹	Total cash resources are a non-GAAP measure being cash and short-term deposits and short-term investments

2.6 Summary of significant accounting policies

a)    Taxes

Tax expense recognized in the statement of comprehensive income comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax

Current income tax assets and / or liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period within the jurisdictions that the Group operates in.

Amounts receivable in respect of research and development tax credits are recognized in the financial statements provided there is sufficient evidence that the amounts are recoverable. These credits are recognized within income tax in the consolidated statement of comprehensive loss.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply to the year when the asset is realized, based on tax rates (and tax laws) enacted or substantively enacted at the end of the reporting period.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore, no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount. IFRIC 23 is mandatorily effective for accounting periods beginning on or after 1 January 2019 and any resulting change to the tax provisions should be recognized in retained earnings. Mereo has recognized a net tax expense of nil in retained earnings on 1 January 2019 in respect of the adoption of IFRIC 23.

b) Foreign currencies

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in pound sterling (“£”), which is the functional and presentational currency of the Group.

Transactions in foreign currencies are initially recorded by the Group’s entities at the rate ruling on the date the transaction first qualifies for recognition. Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of comprehensive loss, as well as gains or losses on the retranslation of foreign currency balances at the year end.

The results and financial position of Group entities that have a functional currency different from the presentational currency of the Group are translated into the presentational currency (pound sterling). The assets and liabilities of such entities are translated into pound sterling at the rate of exchange ruling at the balance sheet date. Income and expenses are translated at the average rate for the period. Fair value adjustments arising on acquisition of such entities are treated as assets and liabilities of the relevant entity and translated into pound sterling at the closing rate. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

c) Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

•	Leasehold improvements	ten years

•	Office equipment	five years

•	IT equipment	three years

The right-of-use assets are presented within the same line item as that within which the corresponding underlying assets would be presented if they were owned – for the Group this is property, plant and equipment. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset:

•	Right-of-use asset (building) six to nine years

•	Right-of-use asset (equipment) one to two years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

d) Business combinations

Business combinations are accounted for using the acquisition method of accounting. At the date of the acquisition, the Group initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business.

The consideration transferred is measured at fair value at the date acquisition. The excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill, unless the amount of consideration transferred is less than the fair value of net identifiable assets of the business acquired in which case the difference is recognized directly in the consolidated statement of comprehensive loss as a bargain purchase. A valuation is performed of assets and liabilities assumed on each acquisition accounted for as a business combination based on our best estimate of fair value.

Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as equity or a financial liability and is recognized at fair value on the acquisition date. Amounts classified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive loss as an administrative expense.

Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive loss.

d) Leases (IFRS 16)

Effective January 1, 2019, the Group implemented IFRS 16 (Leases). IFRS 16 (Leases) replaces existing guidance, including IAS 17 (Leases), and sets out the principles for recognition and measurement of leases. The new standard results in an increased volume of disclosure information in these consolidated financial statements.

For further information, refer to Note 4.

e) Intangible assets

Intangible assets are initially recorded at cost which has been determined as the fair value of the consideration paid and payable. Assets that have been acquired through a business combination are initially recorded at fair value. The fair value of consideration is regularly reviewed based on the probability of achieving contractual milestones.

Intangible assets are reviewed for impairment at each reporting date by allocating the assets to the cash-generating units to which they relate. The estimated useful life is the lower of the legal duration and economic useful life. The estimated useful lives of intangible assets are reviewed on an at least annual basis.

Where the consideration paid or payable is in shares, the cost is measured in accordance with IFRS 2 (Share Based Payments).

Amortization would commence when product candidates underpinned by the intangible asset become available for commercial use. No amortization has been charged to date, as the product candidates underpinned by the intellectual property rights are not yet available for commercial use.

f) Financial instruments

Financial assets and liabilities are recognized in the consolidated balance sheet only when the Group becomes party to the contractual provisions of the instrument.

Financial assets

On initial recognition, a financial asset is classified into one of three primary measurement categories:

•	Amortized cost;

•	Fair value through OCI (“FVOCI”); or

•	Fair value through profit or loss (“FVTPL”).

The initial classification into a primary measurement category depends on the nature and purpose of the financial asset.

For each reporting period covered herein, the Group’s financial assets were restricted to financial assets held at FVOCI. This relates to short-term investments which are not classified as cash and short-term deposits and are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the short-term investment on maturity.

For short-term investments, interest income and impairment gains or losses are recognized directly in the consolidated statement of comprehensive loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in the consolidated statement of comprehensive loss is recognized in other comprehensive income until derecognition, when the amounts in other comprehensive income are reclassified to the consolidated statement of comprehensive loss.

g) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

h) Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions	Note 3
•	Property, plant and equipment
•	Intangible assets not yet available for use

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Impairment losses are recognized in the statement of comprehensive loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

i) Cash and short-term deposits

Cash and short-term deposits in the balance sheet comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

j) Short-term investments

Cash held on deposit for terms greater than three months are recognized at fair value in the balance sheet with fair value changes recognized in other comprehensive income. Interest revenue, impairment gains and losses, and a portion of foreign exchange gains and losses, are recognized in profit and loss.

When the short-term investment is derecognized or reclassified, changes in fair value previously recognized in other comprehensive income and accumulated in equity are reclassified to profit and loss.

k) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

l) Share-based payments

Employees (including executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity settled transactions).

Incentives in the form of shares are provided to employees under various plans Executive officer have outstanding shares under a deferred bonus share plan (“DBSP Plan”) and a long-term incentive plan (“LTIP Plan”).

In accordance with IFRS 2 Share-based Payment (“IFRS 2”), charges for these incentives are expensed through the consolidated statement of comprehensive loss on a straight-line basis over their vesting period, based on the Group’s estimate of shares that will eventually vest. The total amount to be expensed is determined by reference to the fair value of the options or awards at the date they were granted. For LTIP shares, the fair value on grant date excludes the impact of any non-market vesting conditions – these are instead taken into account by adjusting the number of equity instruments included in the measurement of the share-based payment transaction and are adjusted each period until such time as the equity instruments vest.

Share options awarded to non-employees are accounted for as options awarded to employees as the value of non-employee services could be readily determined.

In accordance with IFRS 2, the cancellation of share options is accounted for as an acceleration of the vesting period and therefore any amount unrecognized that would otherwise have been charged in future accounting periods is recognized immediately. When options are forfeited, the accounting expense for any unvested awards is reversed.

Purchases, where consideration is satisfied by issuing equity shares, is accounted for as equity settled share-based payment transactions in accordance with IFRS 2. Fair value is determined by the share price at the date of purchase.

m) Costs of issuing capital

Incremental costs incurred and directly attributable to the offering of equity securities are deducted from the related proceeds of the offering. The net amount is recorded as share premium in the period when such shares are issued. Where such expenses are incurred prior to the offering they are recorded in prepaymentsuntil the offering completes. Other costs incurred in such offerings are expensed as incurred and included in general and administrative expenses.

n) Convertible loan instrument

Convertible loan notes are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using a discount rate for an equivalent liability without the conversion feature. The difference between the proceeds of issue of the convertible loan note and the fair value assigned to the liability component is included in equity.

o) Employee Benefit Trust

The Group operates an Employee Benefit Trust (“EBT”), the Mereo BioPharma Group plc Employee Benefit Trust.

The EBT has been established to fulfil awards made under the DBSP Plan and the LTIP Plan. The EBT is a Jersey-based trust which is funded by a loan from the Company, which it will utilize to buy shares at nominal value from the Company in sufficient quantity to fulfil the envisaged awards. The EBT will acquire shares in the Company and these will be deducted from the shareholders’ funds on the consolidated balance sheet at the cost of acquisition less proceeds on disposal.

Shares held by the EBT are included in the consolidated balance sheet as a reduction in equity.

The Group treats the EBT as an extension of the Group and the Company as it is ultimately controlled by the Company and therefore consolidated.

p) R&D costs

Expenditure on product development is capitalized as an intangible asset and amortized over the expected useful economic life of the product candidate concerned. Capitalization commences from the point at which technical feasibility and commercial viability of the product candidate can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product candidate once completed. Capitalization ceases when the product candidate receives regulatory approval for launch. No such costs have been capitalized to date.

Expenditure on R&D activities that do not meet the above criteria, including ongoing costs associated with acquired intellectual property rights and intellectual property rights generated internally by the Group, is charged to the statement of comprehensive loss as incurred. Intellectual property and in-process R&D from asset acquisitions are recognized as intangible assets at cost.

q) Provision for deferred cash consideration

Provision for deferred cash consideration consists of future payments which are contractually committed but not yet certain. In respect of products which are not yet approved, such deferred cash consideration excludes potential milestones, royalties or other payments that are deemed to be so uncertain as to be unquantifiable. Deferred cash consideration is recognized as a liability with the amounts calculated as the risk adjusted net present value of anticipated deferred payments.

The provision is reviewed at each balance sheet date and adjusted based on the likelihood of contractual milestones being achieved and therefore the deferred payment being settled. Increases in the provision relating to changes in the probability are recognized as an intangible asset. Increases in the provision relating to the unwinding of the time value of money are recognized as a finance expense.

r) Bank loan

Borrowings (including interest-bearing loans) are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Under the effective interest method, amortization is included as a finance charge in the consolidated statement of comprehensive loss.

The Group’s policy is to account for non-substantial modifications to financial liabilities measured at amortized cost through a gain or loss which is recorded in the consolidated statement of comprehensive loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows, discounted at the original effective interest rate.

For substantial modifications, the Group’s policy is to derecognize the existing financial liability and in turn recognize a new financial liability.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

s) Associated warrants

The Group has issued certain warrant instruments to its lenders

As the terms of the warrant instruments allow for a cashless exercise, the Group’s policy is to account for the associated warrant instruments at fair value with changes in the fair value recognized in the consolidated statement of comprehensive loss (see Note 21 in the Annual Report).

t) The Alpha-1 Project (TAP) funding agreement and associated warrants

The agreement is accounted for as a compound instrument which includes both debt and equity components. The liability is measured first at fair value and the residual value allocated to the equity component. The difference between the funding payment amount received and the measurement of the liability will be allocated to the warrants and recognized in equity. The value of warrants in equity will not be subsequently remeasured as the warrants will be settled by providing a fixed number of shares for a fixed amount of cash.

3. Significant judgments, estimates and assumptions

The preparation of these financial statements requires the management of the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Group bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

3.1 Judgments

a) Share-based compensation

Incentives in the form of shares are provided to employees under certain equity award plans (which consist of both share awards and option grants). The fair value of the employee services received in exchange for equity award plans is recognized as an expense. The expense is based upon a number of assumptions disclosed in Note 26. The selection of different assumptions in the measurement of fair value of the equity award plans could affect the results of the Group.

b) Business combination

On April 23, 2019, the Group obtained a 100% controlling interest in OncoMed, a Company based in the U.S. which was previously listed on the Nasdaq Global Market.

Judgement is applied under IFRS 3 (Business Combinations) in determining whether a transaction meets the definition of a business combination, and so accounted for in accordance with its requirements. In applying this judgement, management has considered the underlying economic substance of the transaction in addition to the contractual terms. Our assessment is that OncoMed meets the definition of a ‘business’ and the transaction has therefore been accounted for as a business combination.

c) Impairment of intangible assets and property, plant and equipment

An assessment was made in respect of indicators of impairment in the carrying value of the Group’s intangible assets (see Note 14 in the Annual Report), right-of-use assets, leasehold improvements, office equipment and IT equipment as at December 31, 2019.

If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement. The assessment of intangible assets involves a number of significant judgments regarding the likelihood of successful product approval, the costs of reaching approval, the estimated useful life of intangible assets following commercialization and the subsequent commercial profitability of the product once approved.

d) IFRS 16 (Leases)

Following the adoption of IFRS 16 (Leases) on January 1, 2019, the Group is required discount future lease payments using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the incremental borrowing rate. IFRS 16 (Leases) defines the incremental borrowing rate as the rate of interest a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use assets in a similar economic environment.

For the year ended December 31, 2019, the determination of an appropriate discount rate has a significant effect on the lease liabilities recognized (see Note 4 in the Annual Report). For the current lease portfolio, the Group has determined an incremental borrowing rate based on relevant and available information as the interest rate implicit in the lease arrangements cannot be readily determined.

In addition to the determination of an appropriate discount rate, the Group was also required to assess the lease term for qualifying leases. The determination of the lease term is judgmental as for certain qualifying leases held by the Group, the contract includes an extension option beyond the non-cancellable period for which the Group has the right to use the underlying asset. In applying this judgment, the Group considered the period over which it was reasonably certain to make use of the extension option.

3.2 Estimates

a)  Fair value of intangible assets acquired in business combination

The Group performed a full valuation of the fair value of assets acquired and liabilities assumed following the acquisition of OncoMed.

Based on the assets acquired and liabilities assumed, specific consideration was applied to the valuation of the intangible asset acquired which required an estimation of the expected useful life and future cash flows of the intangible asset alongside the determination of an appropriate discount rate. The intangible asset acquired was valued using a risk adjusted net present value model.

b) Contingent consideration

The Group makes provision for the estimated fair value of amounts payable to the former shareholders of OncoMed under the Contingent Value Rights Agreement (“CVR”), which is accounted for as a contingent consideration liability.

At December 31, 2019, the Group estimates the fair value of the contingent consideration liability to be £0.4 million ($0.5 million), which is an increase from £nil on the date of acquisition (see Note 5 in the Annual Report). The increase in the fair value of the contingent consideration liability reflects the terms subsequently agreed with Oncologie, Inc. (“Oncologie”) with respect to the global licensing agreement of navicixizumab (“Navi”) (see Note 30 in the Annual Report). Total potential payments under the CVR on a gross, undiscounted basis, are approximately $80.0 million (see Note 5 in the Annual Report).

The estimated contingent consideration payable is based on a risk-adjusted, probability-based scenario. Under this approach the likelihood of future payments being made to the former shareholders of OncoMed under the CVR is considered. The estimate could materially change over time in line with the development plan and subsequent commercialization of the Navi product.

c) Deferred license consideration

Deferred consideration in the form of cash is recognized as a provision at each balance sheet date, to the extent its amount is quantifiable at the inception of the arrangement (see Note 20 in the Annual Report). The amount provided is based on a number of estimates regarding the timing and progress of the related research.

Deferred consideration in the form of shares is recognized as a share-based payment when it is probable that shares will be transferred.

4. Changes in accounting policies

4.7 Changes in accounting policies 2019

Effective January 1, 2019, the Group has adopted IFRS 16 (Leases). IFRS 16 (Leases) replaces existing guidance, including IAS 17 (Leases), and sets out the principles for the recognition and measurement of leases. The new standard has resulted in an increased volume of disclosure information within these consolidated financial statements.

The Group has also implemented other minor amendments to existing standards and interpretations, which have no material impact on the Group’s overall results and financial position.

a) General impact of application of IFRS 16 (Leases)

The date of initial application of IFRS 16 for the Group is January 1, 2019.

The Group has applied IFRS 16 using the modified retrospective approach, without restatement of the comparative information.

IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to the lessee accounting by removing the distinction between operating and finance lease, requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

b) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 (Determining Whether an Arrangement contains a Lease). The Group now assesses whether a contract is or contains a lease based on the new definition of a lease under IFRS 16 (Leases). Under IFRS 16 (Leases), a contract is or contains a lease, if the contract conveys a right to control the use of an identified asset in exchange for consideration.

On transition to IFRS 16 (Leases), the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 (Leases) only to contracts that were previously not identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. In preparation for the first-time application of IFRS 16, the Group has carried out an implementation project.

The new definition in IFRS 16 will not significantly change the scope of contracts that meet the definition of a lease for the Group. At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

c) Practical expedients adopted on transition

Certain practical expedients permitted by IFRS 16 are used by the Group, notably:

1)

To not reassess, upon transition, whether an existing contract contains a lease (grandfather the previous assessment of whether a transaction was a lease under IAS 17 or IFRIC 4). The definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019;

2)	The recognition exemptions for short-term leases (less than 12 months of lease term) and the leases of low-value assets; and

3)	Used hindsight when determining the lease term, if the contract contains options to extend or terminate the lease.

d) Financial impact

The application of IFRS 16 to leases previously classified as operating leases under IAS 17 resulted in the recognition of right-of-use assets and lease liabilities.

The Group has chosen to use the table below to set out the adjustments recognized at the date of initial application of IFRS 16.

	As at December 31, 2018	Impact of IFRS 16	Restated as at January 1, 2019
Non-current assets
Property, plant and equipment	149	2,552	2,701
Prepayments and other	1,067	(50)	1,017

Total impact on assets		2,502

Current liabilities
Trade and other payables	4,570	—	4,570
Lease liabilities	—	607	607
Non-current liabilities
Lease liabilities	—	1,927	1,927
Accruals	4,437	(32)	4,405

Total impact on liabilities		(2,502)

Total impact on retained earnings		—

As at January 1, 2019, right-of-use assets related to a leased property (£1.2 million) and a lease of medical equipment used in ongoing clinical trials (£1.3 million).

Following the acquisition of OncoMed on April 23, 2019, the Group acquired an additional right-of-use asset related to a leased property in Redwood City, U.S. (£10.8 million).

The table below presents a reconciliation from operating lease commitments disclosed as at December 31, 2018 to lease liabilities recognized as at January 1, 2019.

Operating lease commitments disclosed under IAS 17 (at December 31, 2018)	536
Effect of discounting	(944)
Reassessment of lease term under IFRS 16	2,942
Lease liabilities recognised under IFRS 16 (at January 1, 2019)	2,534

Certain lease agreements include an option which allows the Group to extend the lease. The Group is reasonably certain that it will invoke the extension option on the lease of medical equipment used in ongoing clinical trials, as the Group expects that the studies will extend beyond the initial lease term. Where the Group is reasonably certain that the lease will be extended, the cash flows are included in the calculation of the lease liability.

The adoption of IFRS 16 (Leases) results in a decrease in other operating expenses in the consolidated statement of comprehensive loss where lease payments were previously recorded. IFRS 16 (Leases) results in an increase in depreciation and interest expense going forwards following the recognition of a right-of-use asset and lease liability.

The weighted average incremental borrowing rate applied to lease liabilities recognized on transition was 15.0%.

As at December 31, 2019, in relation to leases under IFRS 16 (Leases) the Group has recognized the following amounts in the consolidated statement of comprehensive loss:

Depreciation	1,505
Interest expense	1,314
Foreign exchange gain	29
Income from sub-leasing right-of-use assets	855

For the year ended December 31, 2019, within the consolidated statement of cash flows under IFRS 16 (Leases) the Group has opted to disclose both the cash paid for the interest portion and cash payments for the principal portion of the lease liability as part of financing activities. The adoption of IFRS 16 (Leases) did not have an impact on net cash flows.

The total cash outflow for leases amounted to £2.2 million during the year (2018: £0.3 million).

e) Subsequent updates

As at December 31, 2019, the lease term remaining on the medical equipment has been reassessed in line with the contractual agreement. The reassessment of lease term has been accounted for as a change in accounting estimate and the lease liability has been remeasured accordingly to reflect the change in estimated future lease payments. The carrying amount of the right-of-use asset has been adjusted for the remeasurement of the lease liability, both reduced by £0.3 million respectively.

4.2 Changes in accounting policies 2018

Effective January 1, 2018, the Group has adopted IFRS 9 (Financial Instruments) which introduces new requirements for:

1.	The classification and measurement of financial assets and financial liabilities;

2.	Impairment for financial assets;

3.	General hedge accounting; and

4.	New accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.

The only impact on the Group is in relation to the non-substantial modification of the convertible loan notes, as detailed below. The Group has applied IFRS 9 (Financial Instruments) in full without restating comparatives with an initial date of application of January 1, 2018.

In relation to the non-substantial modification of financial liabilities, IFRS 9 (Financial Instruments) requires the recognition of a modification gain or loss for exchanges or modifications of financial liabilities that do not result in the of a financial liability. As a result, under IFRS 9 (Financial Instruments) the carrying value of the convertible loan note as at the date of modification was adjusted to recognize the modification gain in retained earnings as of the date of initial application of January 1, 2018.

At January 1, 2018 (as calculated under IAS 39)	1,977
Amounts restated through retained earnings	(124)

At January 1, 2018 (as calculated under IFRS 9)	1,853

The Group has considered the adoption of IFRS 9 on receivables and determined the expected credit loss to be immaterial, and therefore no adjustment has been made for this.

5. Acquisition of subsidiary

On April 23, 2019, the Group obtained control of OncoMed, a Company based in the U.S., which was previously listed on the Nasdaq Global Market, by acquiring 100 per cent of its issued share capital.

OncoMed is a clinical-stage biopharmaceutical company focused on discovering and developing novel therapeutics that address the fundamental biology driving cancer’s growth, resistance, recurrence and metastasis. OncoMed was acquired in order to broaden the Group’s asset base, strengthen its cash position and obtain a US listing to diversify international shareholder base of the combined group.

The final acquisition accounting is set out below:

OncoMed
Cash and short-term deposits	10,074
Short-term investments	29,019
Other receivables	155
Prepayments	1,699
Property, plant and equipment	82
Right-of-use assets	10,755
Identifiable intangible assets	12,693
Other liabilities	(9,215)
Lease liabilities	(10,689)

Net identifiable assets	44,573

Bargain purchase	(3,681)

Total consideration	40,892

Equity instruments (24.8 million ordinary shares)	40,892

Contingent consideration arrangement	—

Total consideration	40,892

The Group acquired net cash of £10.1 million with the acquisition of OncoMed, being the value of the cash and short-term deposits on April 23, 2019.

The fair value of the 24.8 million ordinary shares issued as part of the consideration paid for OncoMed was measured based on the Group’s quoted share price on April 23, 2019.

As the Group acquired OncoMed for an amount less than the fair market value of the net assets acquired, a gain on bargain purchase of £3.7 million was realized. The was attributable to the following factors:

•

Subject to working capital adjustments, the immediately pre-closing proportion of shares in the Company due to be issued to OncoMed’s shareholders was agreed in December 2018, based on the Group’s g0-day volume-weighted average share price ending on December 4, 2018. Following a movement downward in the Group’s quoted share price on the completion date in comparison with the reference share price, this reduced the overall fair value of the consideration paid. The impact in the reduction in the fair value of consideration paid was partly offset by;

•

In the period from announcement of the deal and the date of acquisition (April 23, 2019), a period of approximately five months, OncoMed continued to generate losses, reflecting continue research and development activity, together with recurring expenditure on its overheads. This had the effect of reducing net assets acquired on the acquisition date compared with net assets at the time the acquisition was agreed.

Additional cash consideration, accounted for as contingent consideration, becomes payable under a Contingent Value Rights Agreement (“CVR”) relating to OncoMed’s etigilimab (“TIGIT”) and navicixizumab (“Navi”) products. The contingent consideration would become payable upon the achievement of certain milestones in the future specific to TIGIT (“the TIGIT milestone”) and Navi (“the Navi milestone”).

As at the date of acquisition the fair value of the contingent consideration was estimated to be close to £nil. In making that assessment, the following information and factors were considered:

1)	The uncertain outcomes of current clinical studies;

2)	The level of uncertainty regarding the availability of future funding partners;

3)	The level of uncertainty relating to the success of future development of such products;

4)	The dependency of the CVR milestones on the occurrence of events that are outside of the control of the Group; and

5)

The likelihood of Celgene exercising the exclusive option granted by OncoMed to Celgene in relation to OncoMed’s TIGIT product, particularly given Bristol-Myers Squibb’s proposed acquisition of Celgene.

In June 2019 it was announced that Celgene had decided, in light of strategic product portfolio considerations, not to exercise its option to license TIGIT. Accordingly, the TIGIT milestone can no longer be achieved.

As at December 31, 2019, the Group estimates the fair value of the Navi milestone to be £0.4 million ($0.5 million) which is accounted for as a contingent consideration liability (see Note 25 and Note 30 in the Annual Report). The maximum undiscounted amount of the Navi milestone is subject to an aggregate cap of $80 million.

The fair value of the financial assets includes receivables from the landlord under OncoMed’s office lease arrangement in relation to tenant improvements with a fair value and a gross contractual value of £0.2 million. It is estimated at acquisition date that all contractual cash flows are collectable in full. Short-term investments acquired with OncoMed were treasury bills (recognized at fair value through other comprehensive income), in line with the Group’s accounting policy (see Note 25 in the Annual Report).

Acquisition related costs (presented net against the gain on bargain purchase in the consolidated statement of comprehensive loss) amounted to £2.6 million (rounded). Transaction costs incremental and directly attributable to the issuance of new share capital associated with the acquisition of OncoMed amounted to £0.8 million, which is accounted for within equity. The net gain on bargain purchase in the consolidated statement of comprehensive loss is therefore £1.0 million (rounded).

OncoMed contributed £nil revenue and £5.7 million to the Group’s loss for the period between the date of acquisition and the balance sheet date. If the acquisition of OncoMed had been completed on the first day of the financial year, group revenues for the period would have been £3.3 million and the Group’s loss would have been £42.9 million. This information is provided for illustrative purposes only and is not necessarily indicative of the results that the Group would have occurred had OncoMed been acquired at the beginning of the year, or indicative of future results of the Group.

6. Group information

Information about subsidiaries

The consolidated financial statements of the Group include:

Name	Principal activities	Country of incorporation	% equity interest December 31, 2019	% equity interest December 31, 2018
Mereo BioPharma 1 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	100	100
OncoMed Pharmaceuticals, Inc.	Pharmaceutical R&D	U.S.	100	—
Navi Subsidiary, Inc.	Pharmaceutical R&D	U.S.	100	—
Mereo US Holdings Inc.	Holding company	U.S.	100	100
Mereo MergerCo One Inc.	Holding company	U.S.	—	100
Mereo BioPharma Group plc
Employee Benefit Trust	Employee share scheme	Jersey	—	—

The registered office of Mereo BioPharma 1 Limited, Mereo BioPharma 2 Limited, Mereo BioPharma 3 Limited and Mereo BioPharma 4 Limited is located at Fourth Floor, 1 Cavendish Place, London W1G 0QF. The registered office of Mereo BioPharma Ireland Limited is 25/28 North Wall Quay, Dublin 1 D01H104, Ireland.

Mereo US Holdings Inc. and Mereo MergerCo One Inc. were incorporated on December 3, 2018 for the sole purpose of effecting the business combination with OncoMed (see Note 5 in the Annual Report). Following the business combination with OncoMed, Mereo MergerCo One Inc. ceased to exist. The registered office of Mereo US Holdings Inc. is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, U.S. Mereo MergerCo One Inc. was a 100% owned subsidiary of Mereo US Holdings Inc.

OncoMed became a wholly owned subsidiary of Mereo US Holdings Inc. on April 23, 2019 and is therefore an indirect, wholly owned subsidiary of Mereo BioPharma Group plc. The registered office of OncoMed Pharmaceuticals, Inc. is 251 Little Falls Drive, City of Wilmington, Country of New Castle, Delaware 19808, U.S. Navi Subsidiary, Inc, incorporated on April 15, 2019, is a wholly owned subsidiary of OncoMed.

Under IFRS, the Employee Benefit Trust is treated as an extension of the Group and the Company as it is controlled and therefore consolidated.

Following the adoption of IFRS 16 (Leases) on January 1, 2019, the Group has recognized £1.5 million of expense relating to depreciation of right-of-use assets and £1.3 million of interest expense relating to finance lease liabilities in the consolidated statement of comprehensive loss. No prior year comparative is disclosed, however under IAS 17 (Leases) the Group previously recognized £0.3 million relating to operating lease expense in the consolidated statement of comprehensive loss.

7. Loss before taxation

Loss before tax is stated after charging:

	Year ended December 31,
	2018	2019
Fees payable to the Company’s Auditor for the audit of Group accounts	323	514
Fees payable to the Company’s Auditor for other services:
Audit of subsidiary accounts	30	45
Audit-related assurance services	171	311
Accounting advisory services	10	—
Legal and professional fees including patent costs	936	2,413
Operating lease expense (IAS 17)	293	—
Depreciation of right-of-use assets (IFRS 16)	—	1,505
Depreciation (excluding right-of-use assets)	40	52

8.Income tax

	Year ended December 31,
	2017	2018	2019
U.K. corporation tax R&D credit	8,152	5,277	5,149
Other tax income / (expense)	—	—	1,125

Income tax credit	8,152	5,277	6,274

U.K. income tax

The Group is entitled to claim tax credits in the U.K. under the U.K. R&D small or medium-sized enterprise (SME) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (HMRC). The amount included in the financial statements represents the credit for the year ended December 31, 2018 which was received in early 2020 together with the estimated recoverable credit for the year ended December 31, 2019.

U.S. income tax

On December 22, 2017, the Tax Cuts and Jobs Act were entered into law. Following the acquisition of OncoMed during the year, the Group has analyzed the effects of the tax reform for the financial year ended December 31, 2019 The new tax law permanently repeals the corporate Alternative Minimum Tax (“AMT”) and provides a transition period where existing AMT credits are refundable. Other tax income of £1.1 million reflects amounts received or receivable by the Group as AMT credits. As at December 31, 2019, £1.0 million is receivable, recognized as other taxes recoverable within the consolidated balance sheet. At December 31, 2019, the Group had an Uncertain Tax Position of £2.5 million being held off the Balance Sheet, in respect of the R&D tax credits in the US. The Uncertain Tax Position is calculated based upon historic US R&D claims and equates to around 20% of the outstanding US R&D claims.

Reconciliation of effective tax rate

	Year-ended December 31,
	2017	2018	2019
Loss on ordinary activities before income tax	(46,951)	(37,306)	(41,118)
Loss on ordinary activities before tax at the U.K.’s statutory income tax rate of 19% (2018: 19%)	9,038	7,088	7,812
Expenses not deductible for income tax purposes (permanent differences)	(13)	(1,070)	(317)
Temporary timing differences	(712)	(277)	(343)
R&D relief uplift	3,447	2,271	2,540
Losses (unrecognized)	(3,785)	(2,804)	(4,380)
Deferred income from MBG loan guarantee costs	177	69	(54)
Differences in overseas tax rates	—	—	340
Gain on bargain purchase	—	—	699
Other	—	—	(23)

Tax credit for the year	8,152	5,277	6,274

Deferred tax

The analysis of unrecognized deferred tax is set out below:

	December 31,
	2017	2018	2019
Losses	6,121	8,604	19,443
US tax credits	—	—	10,032
Accruals	—	—	947
Fixed assets	—	—	400
Other	—	6	202
Temporary differences trading	2,267	495	4

Net deferred tax asset (unrecognized)	8,388	9,105	31,028

The analysis of recognized deferred tax is set out below:

	At January 1, 2019	Acquisition of subsidiary (Note 5)	Recognized in income	At December 31, 2019
Deferred tax liabilities
Intangible asset	—	(2,686)	—	(2,686)
Deferred tax asset
Net operating losses	—	—	2,686	2,686

Net deferred tax asset / (liability)	—	(2,686)	2,686	—

The deferred tax liability has arisen from the recognition of separately identifiable intangible assets on the acquisition of OncoMed (see Note 5 in the Annual Report). A deferred tax asset on losses has been recognized up to the level of the deferred tax liability, resulting in a net deferred tax liability of £nil.

The remaining deferred tax assets, as set out in the table above, have not been recognized as there is uncertainty regarding when suitable future profits against which to offset the accumulated tax losses will arise.

U.K. deferred tax

A reduction in the rate of U.K. corporation tax to 19% from April 1, 2017 and to 17% from April 1, 2020 has been substantively enacted. The standard rate of U.K. corporation tax applied to reported loss is 19% (2018: 19%). Unrecognized U.K. deferred tax assets and liabilities are calculated at a rate of 17%.

There is no expiration date for accumulated tax losses in the U.K. entities.

At December 31, 2019, the Group had U.K. tax losses to be carried forward of approximately £70.2 million (2018: £50.0 million).

U.S. deferred tax

In the U.S., the Tax Cuts and Jobs Act reduced the corporation tax rate to 21% from January 1, 2018. The effect of the new U.S. corporation tax rate has been considered in these financial statements. U.S. deferred tax assets and liabilities are calculated at a blended rate of approximately 21%.

For OncoMed, with respect to accumulated tax losses carried forward prior to the acquisition of the Company, there is a change of control restriction which will limit the amount available in any one year.

At December 31, 2019, the Group had U.S. federal tax losses to be carried forward of approximately £47.5 million, of which £40.9 million can be carried forward indefinitely and £6.6 million which will begin to expire in 2023. At December 31, 2019, the Group had U.S. state tax losses to be carried forward of approximately £3.2 million which begin to expire in 2028. At December 31, 2019, the Group had an Uncertain Tax Position of £2.5m being held off the Balance Sheet, in respect of the unrecognized DTA on R&D tax credits in the US. The Uncertain Tax Position is calculated based upon historic US R&D claims and equates to around 20% of the outstanding US R&D claims.

9. Loss per share

Basic loss per share is calculated by dividing the loss attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

As the net amount attributable for the year to ordinary equity holders of the parent was a loss in the year (2018: loss), the dilutive potential shares are anti-dilutive for the earnings per share calculation.

					December 31,
	Loss £’000	2017 weighted shares number	Loss per share £	Loss £’000	2018 weighted shares number	Loss per share £	Loss £’000	2019 weighted shares number	Loss per share £
Basic and diluted	(38,799)	69,012,348	(0.56)	(32,029)	71,144,786	(0.45)	(34,844)	89,424,476	(0.39)

The Company operates share option schemes (see Note 26 in the Annual Report) which could potentially dilute basic earnings per share in the future. In addition, there exist within equity nil (2018: 864,988) shares to be issued which also have the potential to dilute basic earnings per share in the future (see Note 18 in the Annual Report).

As part of a license and option agreement with AstraZeneca (see Note 26 in the Annual Report) additional future payments of a maximum of 1,349,692 new ordinary shares would be payable on reaching certain clinical milestones.

Warrants totaling 321,444 were issued in 2019 (2018: 41,286) that could potentially dilute basic earnings per share if converted.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

For transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements, see Note 30 in the Annual Report.

10. Issued capital and reserves

Ordinary share capital	2017
Balance at beginning of year	193
Issuances in the year	20

Nominal share capital as at December 31	213

Ordinary shares issued and fully paid
Issued on April 3, 2017 for private placement financing round	5,042,017
Issued on April 26, 2017 for conversion of loan note	1,221,361
Issued on October 28, 2017 for acquisition of license	490,798

At December 31, 2017	71,094,974

Nominal value at December 31, 2017 (£)	0.003
Issued capital at December 31, 2017 (£)	213,285

Ordinary share capital	2018
Balance at beginning of year	213
Issuances in the year	1

Nominal share capital as at December 31	214

Ordinary shares issued and fully paid
At January 1, 2018	71,094,974
Issued on June 1, 2018 for public offering	50,076
Issued on August 3, 2018 for exercise of share options	10,000
Issued on October 22, 2018 for exercise of share options	85,222

At December 31, 2018	71,240,272

Nominal value at December 31, 2018 (£)	0.003
Issued capital at December 31, 2018 (£)	213,721

Ordinary share capital	2019
Balance at beginning of year	214
Issuances in the year	80

Nominal share capital as at December 31	294

Ordinary shares issued and fully paid
At January 1, 2019	71,240,272
Issued on April 23, 2019 for OncoMed acquisition	24,783,320
Issued on June 21, 2019 for conversion of loan note	1,936,030

At December 31, 2019	97,959,622

Nominal value at December 31, 2019 (£)	0.003
Issued capital at December 31, 2019 (£)	293,879

Since January 1, 2017, the following alterations to the Company’s share capital have been made:

•

Under the private placement dated April 3, 2017, the Company issued and allotted 5,042,017 ordinary shares of £0.003 in nominal value in the capital of the Company on April 3, 2017 at a price of £2.975 per share to institutional investors. Gross cash received was £15,000,000;

•

On April 26, 2017 Novartis converted £1,398,552 of loan notes dated June 3, 2016 into 632,829 ordinary shares of £0.003 in nominal value in the capital of the Company at the fixed conversion price of £2.21 per share. Under the terms of the notes, Novartis also received 588,532 bonus shares;

•

On October 31, 2017, Mereo BioPharma Group plc issued 490,798 ordinary shares of £0.003 in nominal value in the capital of the Company to AstraZeneca AB as part payment for the acquisition by Mereo BioPharma 4 Limited of an exclusive license and option to acquire certain assets;

•

Under the public offering dated June 1, 2018, the Company issued and allotted 50,076 ordinary shares of £0.003 in nominal value in the capital of the Company on June 1, 2018 at a price of £3.00 per share to investors. Gross cash received was £150,228;

•	On August 3, 2018 the Company issued and allotted 10,000 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options;

•	On October 22, 2018 the Company issued and allotted 85,222 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options;

•

On April 23, 2019, the Company issued and allotted 24,783,320 ordinary shares of £0.003 in nominal value in the capital of the Company as consideration for the acquisition of OncoMed. The fair value of the ordinary shares, measured on the date of acquisition, was £1.65; and

•

On June 21, 2019, Novartis converted £2.4 million of loan notes dated June 3, 2016 into 1,071,042 ordinary shares of £0.003 in nominal value in the capital of the Company at a fixed conversion price of £2.21 per share. Under the terms of the notes, Novartis also received 864,988 bonus shares.

Share premium	December 31, 2017
At January 1, 2017	99,975
Issued on April 3, 2017 for private placement financing round	14,985
Issued on April 26, 2017 for conversion of loan note	2,478
Issued on October 28, 2017 for acquisition of license	1,519
Transaction costs for issued share capital	(730)

At December 31, 2017	118,227

Share premium	December 31, 2018
At January 1, 2018	118,227
Issued on June 1, 2018 for public offering	150
Issued on August 3, 2018 for exercise of share options	13
Issued on October 22, 2018 for exercise of share options	110
Transaction costs for issued share capital	(8)

At December 31, 2018	118,492

Share premium	December 31, 2019
At January 1, 2019	118,492
Issued on June 21, 2019 for conversion of loan note	3,953
Transaction costs for issued share capital	(761)

At December 31, 2019	121,684

Other capital reserves

	Shares to be issued	Share-based payments	Equity component of convertible loan	Total
At January 1, 2017	2,673	9,476	517	12,666
Share-based payments expense during the year	—	4,983	—	4,983
Shares issued	(1,083)	—	—	(1,083)
Equity component of convertible loan instrument	—	—	(207)	(207)
At December 31, 2017	1,590	14,459	310	16,359

	Shares to be issued	Share-based payments	Equity component of convertible loan	Warrants issued for TAP funding	Total
At January 1, 2018	1,590	14,459	310	—	16,359
Share-based payments expense during the year	—	2,302	—	—	2,302
Share-based payments release for exercise of options	—	(112)	—	—	(112)
Warrants issued for TAP funding	—	—	—	44	44

At December 31, 2018	1,590	16,649	310	44	18,593

	Shares to be issued	Shares to payments	Equity component of convertible loan	Warrants issued for TAP funding	Merger reserve	Total
At January 1, 2019	1,590	16,649	310	44	—	18,593
Acquisition of OncoMed (Note 5)	—	—	—	—	40,818	40,818
Shares issued during the year	(1,590)	—	—	—	—	(1,590)
Convertible loan conversion	—	—	(310)	—	—	(310)
Share-based payments expense during the year	—	1,636	—	—	—	1,636
Share-based payments release for exercise of options	—	—	—	—	—	—

At December 31, 2019	—	18,285	—	44	40,818	59,147

Share-based payments

The Group has various share option schemes under which options to subscribe for the Group’s shares have been granted to certain executives, NEDs and employees.

The share-based payment reserve is used to recognize a) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and b) deferred equity consideration. Refer to Note 26 for further details.

Shares issued or to be issued

At January 1, 2019, a maximum of 864,988 shares were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issued further ordinary shares. The fair value of these shares was £1.84 per share.

On June 21, 2019, the remaining 864,988 shares were issued to Novartis as fully paid up bonus shares for £nil consideration.

Equity component of convertible loan instrument

The convertible loan notes issued to Novartis were a compound instrument consisting of a liability and an equity component.

On June 21, 2019, Novartis exercised the right to convert the instrument therefore the value of the equity component as at December 31, 2019 is £nil.

Merger reserve

The consideration paid to acquire OncoMed was 24,783,320 ordinary shares with an acquisition date fair value of £40.9 million, based on the Group’s quoted share price. The nominal value of the issued capital was £0.1 million with the excess, £40.8 million, classified within other capital reserves as a ‘Merger reserve’.

Warrants issued for TAP funding

The funding arrangements with The Alpha-1 Project are a compound instrument consisting of a liability and an equity component (see Note 21 in the Annual Report). The value of the equity component (consideration received for the warrants) as at December 31, 2019 is £44,156 (2018: £44,156).

Accumulated loss

	Year ended December 31,
	2017	2018	2019
Other reserves	7,000	7,000	7,000
Accumulated losses	(79,316)	(111,221)	(146,065)

Accumulated deficit	(72,316)	(104,221)	(139,065)

On March 21, 2016, the Directors of the Company signed a solvency statement with the agreement of all shareholders and undertook a capital reduction, reducing the share premium account by £7.0 million and crediting a new other reserve by the same amount.

11. Interest-bearing loans and borrowings

	Year ended December 31,
	2018	2019
Convertible loan notes (“Novartis Notes”)	2,039	—
Bank loan	19,446	20,512

At December 31	21,485	20,512

Current	6,838	15,139
Non-current	14,647	5,373

11.1 Convertible loan notes (“Novartis Notes”)

On June 21, 2019, Novartis converted the remaining balance of principal and interest of £2.4 million of convertible loan notes into 1,071,042 ordinary shares at a fixed conversion price of £2.21 per share.

This has been recorded as a reduction in interest bearing loans and borrowings of £2.0 million and a reduction in other capital reserves of £0.3 million. Under the terms of the arrangement, Novartis also received 864,988 bonus shares (for £nil consideration). There are no convertible loan notes outstanding as at December 31, 2019.

As at December 31, 2018, the carrying value of the convertible loan notes was £2.0 million. The value of the debt component of the convertible loan notes on the date of issuance of the instrument was £2.9 million. Cash flows attached to the convertible loan note up to the date of maturity were calculated and discounted at an appropriate venture debt rate of 10%. The value of the equity component of the instrument as at December 31, 2018 was £0.3 million.

11.2 Bank loan

The bank loan has a principal amount of £20.5 million and will mature on March 1, 2021, unless extended on reaching certain milestones. The terms of the bank loan required interest-only payments up until April 30, 2019, and thereafter payments of interest and principle in 23 equal monthly instalments through maturity. The bank loan bears interest at an annual fixed rate of 8.5% and is secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group.

On April 23, 2019, the Group agreed an amendment to the terms of its bank loan with its lenders. The new terms extended the interest-only period through to December 31, 2019 followed by a 15-month capital and interest repayment period. The Group has undertaken an assessment believes that the change in terms should not be accounted for as a modification, but instead as a change in expected cash flows. The cash flows under the bank loan were revised from May 1, 2019.

Management estimated the revised carrying value of the loan on May 1, 2019 to be £19.9 million by discounting the revised cash flows at the original discount rate of 18%. The difference between the previous and revised carrying value of the loan on May 1, 2019 was £0.5 million. The gain as a result of the changes in estimated cash flows is recognized as a true-up in total finance cost (i.e. together with interest expense). Following the re-estimation, the financial liability continues to be accounted for at amortized cost using the original effective interest rate.

On May 3, 2019, under the terms of the loan agreement, the Company issued 321,444 additional warrants (Note 21) to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95. The fair value of the additional warrants on their grant date was £0.1 million.

A total of £1.5 million (2018: £0.8 million) of non-cash interest has been charged to the consolidated statement of comprehensive loss in the year.

The fair value of the bank loan is not materially different from the carrying amount, since the interest payable on the borrowings is reflective of market rates following the most recent amendment to the bank loan on May 1, 2019. In the prior year, the bank loan was modified and a modification loss of £0.7 million was recognized on the consolidated statement of comprehensive loss on the date of modification. This balance has been reclassified from administrative expenses to finance charges within the statement of comprehensive loss.

12. Warrant liability

	Year ended December 31,
	2017	2018	2019
At beginning of year	—	1,346	1,006
Issued during the year	1,292	376	131
Movement during the year	54	(716)	(1,006)
At December 31	1,346	1,006	131

At December 31, 2018, as part of the bank loan facility, the Company had issued 922,464 warrants (Note 19) to its lenders giving them the right to subscribe for ordinary shares at a range of exercise price between £2.31 and £3.30.

On May 3, 2019, the Company issued a further 321,444 warrants to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95. The fair value of the additional warrants on their grant date was £0.1 million.

At December 31, 2019, a total of 1,243,908 warrants are outstanding which are held by lenders of the bank loan facility. The warrants outstanding are equivalent to 1.27% of the ordinary share capital of the Company. The movement during the year ended December 31, 2019 of £1.0 million was mostly due to the decrease in the market price of ordinary shares (refer to table below).

The warrant instrument is classified as a financial liability as the terms of the instrument allow for a cashless exercise. At each balance sheet date, the fair value of the warrants will be assessed using the Black Scholes model considering appropriate amendments to inputs in respect of volatility and remaining expected life of the warrants.

The following table lists the weighted average inputs to the models used for the fair value of warrants granted during the year ended December 31:

	Year ended December 31,
	2018	2019
Expected volatility (%)	65	67
Risk-free interest rate (%)	1.56	1.26
Expected life of share options (years)	10	10.0
Market price of ordinary shares (£)	2.31	0.83
Model used	Black Scholes	Black Scholes

Since there is no historical data in relation to the expected life of the warrants, the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the warrants.

13. Other liability

	Year ended December 31,
	2018	2019
At beginning of year	—	34
Interest accretion	—	10
Arising during the year	34	—

At December 31	34	44

On October 8, 2018, the Group entered into a funding agreement with The Alpha-1 Project (“TAP”), which provides for total potential payments to Mereo of $400,000 as contributions towards the development of MPH-966 upon completion of certain milestones by the Group. In exchange, on receipt of such funding, the Group will issue warrants allowing TAP to subscribe for shares in the company (see Note 18 in the Annual Report). Under the agreement, TAP is potentially entitled to receive a payment equivalent to amounts received by Mereo (up to a maximum of $400,000) conditional on and within thirty days of the first regulatory approval received by the Group for MPH-966.

The first payment (“Payment 1”) of $100,000 (£78,445) was made to Mereo on November 16, 2018. The fair value of the liability of Payment 1 on November 16, 2018 was £34,289. Application of the effective interest method is required to accrete the initial liability value up to the face value of the liability over a period of five years, being the estimate of the earliest date that the liability could be repaid and assuming that the agreement is not terminated earlier. This non-cash interest charge will be made in each statutory reporting period. The annual value of this interest charge is 25.8%.

The fair value of warrants issued as part of Payment 1 on November 16, 2018 was £44,156.

14. Events after the reporting period

14.1 Global licensing agreement

On January 13, 2020, the Company and Oncologie, Inc. (“Oncologie”) announced a global licensing agreement for the development and commercialization of navicixizumab (“Navi”).

Under the terms of the global licensing agreement, Oncologie will receive an exclusive worldwide license to develop and commercialize Navi. The Company received an upfront payment of $4 million on January 17, 2020. The Company is also eligible for an additional payment of $2 million conditional on a Chemistry, Manufacturing and Controls (“CMC”) milestone. Oncologie will be responsible for all future research, development and commercialization of Navi. Additionally, the Company will be eligible to receive up to $300 million in future clinical, regulatory and commercial milestones, tiered royalties ranging from the mid-single digit to sub-teen percentages on global annual net sales of Navi, as well as a negotiated percentage of sublicensing revenues from certain sublicenses.

As a consequence of the global licensing agreement with Oncologie, and in accordance with the terms and conditions of the Contingent Value Rights Agreement for former stockholders of OncoMed, dated April 23, 2019, by and among the Company and Computershare Inc., as rights agent, (the “Mereo CVR Agreement”), holders of contingent value rights (“CVRs”) pursuant to the Mereo CVR Agreement will be entitled to receive certain eligible cash milestone payments made to the Company under the global licensing agreement relating to Navi.

Those eligible cash milestone payments are equal to 70% of the aggregate principal amount received by the Company after deduction of costs, charged and expenditures within a period of five years following completion of the OncoMed acquisition on April 23, 2019. Such eligible milestone payments are subject to a cash consideration cap of approximately $79.7 million.

As at December 31, 2019, the Company was reasonably certain payment of approximately $0.5 million (£0.4 million) would be made under the Mereo CVR Agreement. The full amount is recorded as a contingent consideration payable on the consolidated balance sheet as at December 31, 2019 and was subsequently paid out in the Q1 2020.

14.2 Novartis convertible equity financing

On February 10, 2020, the Company entered into a £3.8 million convertible equity financing with Novartis Pharma (AG) (“Novartis”). Under the terms of the convertible equity financing, Novartis will purchase £3.8 million in a convertible loan note (“Loan Note”).

The Loan Note is convertible at any time at the option of the holder, at a fixed price of £0.265 per ordinary share. The maturity of the Loan Note is three years from issuance, and it bears an interest rate of 6% per annum.

In connection with the Loan Note issuance, the Company also issued a warrant instrument to Novartis to purchase up to 1,449,614 of the Company’s ordinary shares, which are exercisable at an exercise price of £0.265 per ordinary share at any time before the close of business on February 10, 2025.

14.3 Aspire Capital Securities Purchase Agreement

On February 10, 2020, the Company entered into a Securities Purchase Agreement (the “Agreement”) to issue up to $28 million of the Company’s ordinary shares exchangeable for American Depositary Shares (“ADSs”), including a $3 million initial purchase, with Aspire Capital Fund, LLC (“Aspire Capital”), a Chicago-based institutional investor.

Under the terms of the Agreement, Aspire Capital has made an initial investment of $3 million to purchase 11,423,925 of the Company’s ordinary shares (equivalent to 2,286,585 ADSs) at a price equivalent to $1.31 per ADS, which represents a 16% discount over Mereo’s ADS closing stock price of $1.56 on February 8, 2020.

Under the terms of the Agreement, Aspire Capital has also committed to subscribe at Mereo’s request from time to time during a 30-month period for up to an additional $25 million of Mereo’s ordinary shares exchangeable for ADSs at prices based on the ADS market price at the time of each sale.

In consideration for Aspire Capital’s initial investment and its commitment to purchase up to an additional $25 million ADSs, Mereo has agreed to pay Aspire Capital a commission to be satisfied wholly by the issue to Aspire Capital of a further 2,862,595 of the Company’s ordinary shares (equivalent to 572,519 ADSs).

14.4 Equity investment from Boxer Capital, LLC

On February 19, 2020, the Company entered into a Securities Purchase Agreement with Boxer Capital, LLC to make an investment of $3 million to purchase 12,252,715 of the Company’s ordinary shares (equivalent to 2,450,543 ADSs) at a price equivalent to 18.8 pence per share, which represents a 20% discount over the Company’s closing share price of 23.5 pence on AIM on February 18, 2020.

14.5 Share-based payments

On February 20, 2020, the Company granted 962,836 market value options over ADSs under the Mereo 2019 EIP (Note 26.1) to certain Executive Directors and other employees at an exercise price of $1.84 per ADS.

On the same date, the Company granted 77,000 market value options over ADSs under the Mereo 2019 NED EIP (Note 26.2) to certain Non-Executive Directors at an exercise price of $1.84 per ADS.

14.6 Issuance of additional warrants to lenders

Following the transactions noted above, it is anticipated that a further 362,534 additional warrants will be issued to the lenders of the bank loan facility giving them the right to subscribe for ordinary shares at an exercise price of £2.95 (see Note 21 in the Annual Report).

14.7 Resignation of Chief Financial Officer (“CFO”)

On March 27, 2020, we announced the resignation of Richard Jones. Michael Wyzga, a Non-Executive Director, will assume the role of Interim Chief Financial Officer following the departure of Richard Jones. Richard Jones will remain in his position as CFO for a transitionary period of up to five months.

14.8 Coronavirus (“COVID-19”)

The outbreak of COVID-19 has developed into a global pandemic, spreading to most regions of the world including the United States and the United Kingdom and to locations where we have facilities or ongoing clinical trials. The pandemic has resulted in impacts both direct and indirect to businesses including disruptions to resources, inability of workers to carry out their jobs effectively, disruptions to supply chains, inability to travel and increased pressure on health systems required to treat COVID-19.

As a result of government and local regulation we have been required to introduce a work from home policy for the large majority of our work force and our facilities remain open only for business critical activities. The requirement by governments to stay at home or to “social distance” limits normal communications and may also increase cyber security risk or create data accessibility concerns. It also significantly curtails the numbers of individuals who can work in our offices.

COVID-19 has created an unprecedented burden on health systems in impacted countries around the world. As a result, clinical centers have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s setrusumab clinical development program for osteogenesis imperfecta (OI) and its Phase 2 alvelestat program for patients with alpha-1 antitrypsin deficiency (AATD), the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in 2021. We are also currently planning to initiate a Phase 3 study in children with OI in late 2020, however, the initiation of the study may also be delayed.

14.9 Equity fund raise

On June 4, 2020, Mereo BioPharma Group plc announced completion of a private placement offering (the “Fundraising”) of $70 million (£56 million) before commission and expenses with a number of new and existing principally U.S based institutional and accredited investors (the “Purchasers”). The net proceeds from the Fundraising will be used primarily to fund clinical development activities of the Company’s lead product candidates and for general corporate purposes. The

Company will utilize $13 million (£10.4 million) to reduce current indebtedness (including interest) of $17.6 million (£14.1 million). In the absence of the receipt of any other income, the Board expects that the resulting net proceeds of the Fundraising will fund the Company into early 2022.

The Fundraising comprised proceeds of a total of $19.4 million (£15.5 million) through the issue of 89.1 million new Ordinary Shares of £0.003 each in the Company at a price of 17.4 pence per share and proceeds of a total of $50.6 million (£40.5 million) through the issue by the Company of convertible notes (the “Tranche 1 Notes”). The Purchasers also received conditional warrants to subscribe for further Ordinary Shares (the “Warrants”).

The ability for the Tranche 1 Notes to be converted into Ordinary Shares and for the Warrants to be exercised is conditional on the passing of certain resolutions (the “Resolutions”) at a general meeting of shareholders scheduled for June 30, 2020 (the “General Meeting”).

If the Resolutions are passed, the Tranche 1 Notes will automatically convert into Ordinary Shares at 17.4p, subject to limitations that apply to the percentage of voting shares that may be held by Purchasers. Any Tranche 1 Notes not so converted will remain outstanding. The Tranche 1 Notes will not be separately admitted to trading on AIM, but the Ordinary Shares which will arise following any valid conversion of the Tranche 1 Notes will be admitted to trading as part of the Company’s single class of shares admitted to trading on AIM or the relevant exchange on which the Company’s shares are traded at the time the Tranche 1 Notes are converted. The Board estimates that 21,674,143 Tranche 1 Notes will convert automatically if the Resolutions are passed on June 30, 2020, resulting in 124,564,033 Ordinary Shares (excluding Ordinary Shares resulting in respect of interest on the converted Tranche 1 Notes) being issued, leaving 18,859,528 Tranche 1 Notes in issue.

The Tranche 1 Notes are constituted by the Note Instrument, details of which are set out below. The Warrants are constituted by the Warrant Instrument, details of which are also set out below.

If the Resolutions are not passed on or before August 7, 2020 the convertible notes will not convert into ordinary shares, the warrants will not become capable of exercise and the holders of the convertible notes and warrants will become entitled to certain amounts (up to £137 million) that will represent material liabilities for the Company. The Purchasers, representing in aggregate approximately 40 per cent. of the Company’s total number of shares and votes have undertaken to vote in favour of the Resolutions relating to the warrants and the convertible notes.

Note Instrument

The Note Instrument constitutes three potential tranches of Loan Note:

•	an initial tranche of 40,533,671 Tranche 1 Notes representing $50.6 million (£40.5 million) issued to all Purchasers;

•

a second tranche of up to £40.0 million Tranche 2 Notes representing approximately 115,034,554 ordinary shares which may be issued following the third anniversary of the date on which the Resolutions are passed to certain holders of Tranche 1 Notes in lieu of the holder exercising its subscription rights under the Warrants and in return for payment by that holder of the aggregate exercise price of the relevant Warrants; and

•

a third tranche of up to £56.0 million Tranche 3 Notes, which may be issued, if the Resolutions are not passed at the General Meeting (or at any subsequent general meeting) held on or before August 7, 2020.

The Tranche 1 Notes have a maturity date of June 2023 unless otherwise extended, converted or accelerated. The Tranche 2 Notes have a maturity date of three years from their date of issue (i.e. such that they would be anticipated as becoming due in 2026) unless otherwise extended, converted or accelerated. The Tranche 3 Notes have a maturity date of August 2025 unless otherwise extended, converted or accelerated. The Tranche 1 Notes and Tranche 2 Notes may be extended by certain holders beyond the initial maturity date to have a longstop maturity date of 10 years from the date of the Note Instrument. Tranche 3 Notes may also be extended by certain holders beyond the initial maturity date up to the same longstop maturity date of 10 years from the date of the Loan Note Instrument, however, such extension is subject to the consent of the Company.

Tranche 1 Notes will initially bear interest at a fixed rate of 10 per cent. per annum, which will be retroactively reduced to a rate of 6 per cent. per annum to the date of issue if the Resolutions are passed on or before August 7, 2020. If the Tranche 1 Notes are extended, they cease to bear interest from that extension. Tranche 2 Notes and Tranche 3 Notes do not accrue interest (unless default interest applies). Following an event of default by the Company, default interest will accrue on all Loan Notes at 2 per cent. above the applicable interest rate in force at that time for the relevant Loan Notes.

All the Loan Notes are unsecured and have been contractually subordinated to the Company’s existing senior debt facility with Silicon Valley Bank and Kreos Capital pursuant to the terms of a Subordination Agreement to which all Purchasers have acceded as part of the Fundraising.

If the Resolutions are not passed on or before August 7, 2020, the holders of Tranche 1 Notes are entitled to an additional fee (the “Uplift Payment”). The Uplift Payment is designed to compensate the Tranche 1 Noteholders for being unable to participate in the equity of the Company through the conversion of the Tranche 1 Notes and the exercise of Warrants. The value of the Uplift Payment for each Purchaser shall be equal to the aggregate principal amount of the Loan Notes held by such Purchaser on August 7, 2020. Any Purchaser who fails to attend the General Meeting (in person or by proxy) and vote in favour of the Resolutions relating to the Warrants and the Tranche 1 Notes shall not be entitled to the Uplift Payment. Any Uplift Payment if due, is payable on the redemption date of the relevant Loan Notes.

If the Resolutions are not passed on or before August 7, 2020, an original holder of the Warrants may elect without payment to convert its Warrants into fully paid Tranche 3 Notes with a principal amount equal to the aggregate exercise price (being 34.8 pence per Warrant Share) of those Warrants, in compensation for the right to exercise those Warrants not having arisen.

If the Resolutions have not been passed at a time when the Company undergoes a change of control, each Noteholder on the date of such change of control, shall (to the exclusion of the Uplift Payment) be entitled to a payment equal to the amount of consideration they would have received on such change of control had the Resolutions been passed and they had received their full entitlement of Ordinary Shares and all Warrants they held had become exercisable, less the aggregate principal and interest outstanding on the Tranche 1 Notes and certain residual interests in the Warrants (if any) they held on the date of the change of control (the “Change of Control Payment”).

Until the Resolutions have been passed, no Tranche 1 Notes are capable of conversion. If the Resolutions are passed on or before August 7, 2020, the Tranche 1 Notes will automatically convert into Ordinary Shares, except that no new Ordinary Shares will be issued which would result in any person holding in excess of 9.99 per cent. of the aggregate voting rights in the Company as a result of the relevant conversion. Any Tranche 1 Notes not converted will remain outstanding.

After the Resolutions have been passed, those Tranche 1 Notes not automatically converted and any Tranche 2 Notes that may be issued, will be convertible into Ordinary Shares at the election of the Noteholders at any time prior to their maturity date, and subject to the 9.99 per cent. beneficial ownership limit. The Tranche 3 Notes are not capable of conversion.

The Loan Notes are required to be repaid on the earlier of (i) the applicable maturity date; and (ii) a change of control taking place in respect of the Company, and are otherwise not able to be prepaid other than with the consent of a noteholder majority, or if accelerated following an event of default.

The Loan Notes are subject to customary events of default (for example, insolvency events in respect of the Company and default under the Company’s material contracts, amongst others) and any principal amount and interest outstanding is capable of being accelerated following the occurrence of such an event of default and the expiry of any cure periods applicable thereto.

Warrants

All the participants in the Fundraising have received conditional warrants to subscribe for further Ordinary Shares in an aggregate number equal to 50 per cent. of both the Ordinary Shares purchased in the Fundraising and the Ordinary Shares initially issuable upon conversion of the Tranche 1 Notes. A total of 161,048,366 Warrants have been issued.

The Warrants have an exercise price of 34.8 pence per Ordinary Share, which is equal to 200 per cent. of the Fundraising issue price, and will be capable of being exercised at any time from and after the date the Resolutions are passed at the General Meeting (or at any subsequent general meeting) until the third anniversary of the date the Resolutions are passed. The Warrants can be exercised for cash or on a cashless basis.

If the Resolutions are not passed at the General Meeting (or at any subsequent general meeting), the Warrants remain non-exercisable but will, until August 8, 2025, continue to benefit from rights to participate in certain transactions. These include if the Company is acquired, following which the Company is required to use its best efforts to ensure that Warrant holders receive alternate warrants in the acquirer. In certain circumstances, Warrant holders may require the Company (or the acquirer) pay them (to the extent lawful) the value of the Warrants, determined in accordance with a BlackScholes valuation provision.

The Warrant exercise price and the number of shares issuable upon exercise of the Warrants will be adjusted in certain circumstances, including if the Company effects a subdivision or consolidation of its Ordinary Shares, declares a dividend or distribution, or there is a reorganisation of its Ordinary Shares.

Arrangements with OrbiMed

In recognition of OrbiMed’s participation in, and assistance with, the Fundraising, the Company has agreed to grant OrbiMed certain rights. OrbiMed will have the right to nominate two persons to be appointed to the Board of Directors (out of a maximum number of 9 directors), within a period of 180 days of the Fundraising subject to the appropriateness of the nominees. OrbiMed has also been granted the right to participate in future financings of the Company, subject, amongst other things, to the existing pre-emption rights of the Shareholders under the Companies Act 2006 and certain existing agreements to which the Company is a party. OrbiMed has been paid a subscription fee of $325,000 by the Company by way of a commission in consideration of its participation in the Fundraising.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name:	Charles Sermon
Title:	General Counsel